PRECISION DRILLING TRUST - Periods ended June 30, 2006 and 2005

Management’s Discussion and Analysis

Management’s discussion and analysis for the three and six month periods ended June 30, 2006, of Precision Drilling Trust (the “Trust” or “Precision”) prepared as at August 4, 2006, focuses on certain key statistics from the consolidated financial statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it excludes changes that may occur in general economic, political and environmental conditions. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in Precision’s 2005 annual report on pages 47 through 72, the unaudited June 30, 2006 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information and statements contained on page 10 of this report.

Financial Highlights

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars, except per unit/share amounts)	2006	2005	% Change	2006	2005	% Change
Revenue	$223,569	$157,895	42	$759,977	$541,302	40
Operating earnings(1)	74,543	24,505	204	320,452	177,525	81
Earnings from continuing operations	88,303	9,308	849	312,486	97,589	220
Net earnings	88,303	25,851	242	312,486	164,369	90
Funds provided by continuing operations(2)	82,730	27,973	196	335,201	150,048	123
Net capital spending from continuing operations	48,107	35,998	34	88,974	63,184	41
Distributions to unitholders - declared	111,681	-	-	213,304	-	-
Unit/share information:
Earnings per unit/share from continuing operations	0.70	0.07	900	2.49	0.78	219
Net earnings per unit/share	0.70	0.21	233	2.49	1.32	89
Distributions per unit - declared	$0.89	$-	-	$1.70	$-	-

(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Trusts’ principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

(2) Cash provided by continuing operations before changes in non-cash working capital balances

Financial Position and Ratios

	June 30,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2006	2005
Working capital	$ 135,935	$ 152,754
Working capital ratio	1.8	1.4
Long-term debt	$ 44,997	$ 96,838
Total assets	$ 1,573,983	$ 1,718,882
Long-term debt to long-term debt plus equity	0.04	0.08

Overview

Earnings from continuing operations in the second quarter of 2006 were $88.3 million compared to $9.3 million for the comparable quarter in 2005 and $224.2 million in the first quarter ended March 31, 2006. Second quarter results are typically less than the first quarter in the Canadian oilfield service industry given the significant slowdown in activity after the winter drilling period as warm spring weather thaws frozen ground conditions preventing the movement of heavy oilfield equipment. This period of “spring break-up” continues until there is sufficient drying to enable road bans to be lifted. Results for the spring break-up second quarter of 2006, however, were significantly ahead of 2005, with diluted earnings per unit from continuing operations of $0.70 in 2006 compared to $0.07 in 2005. The increase is attributable to a combination of operating and financial factors, including the carryover of strong winter pricing in both the Contract Drilling and the Completion and Production business segments, higher utilization due to the versatility and broad market presence of Precision’s equipment offering and dry weather conditions in June. Precision also realized the impact of a lower effective tax rate attributable to its conversion to an income trust and the substantively enacted reductions in Canadian federal and provincial tax rates. The tax factors increased diluted earnings per unit from continuing operations by $0.30 in the second quarter of 2006, of which $0.17 or $21.2 million is a non-recurring future tax benefit.

For the six months ended June 30, 2006, earnings from continuing operations were $312.5 million compared to $97.6 million in 2005 representing an increase of 220% or $1.71 per diluted unit. The first half of 2006 benefited from strong demand for oilfield services in western Canada as Precision’s customers carried through with their drilling plans based on excellent industry fundamentals created by the strong commodity price environment in the fourth quarter of 2005 and early 2006. This combination of higher equipment utilization and strong pricing throughout the first half of 2006 were the principal factors contributing to the increase in earnings from continuing operations. A lower effective income tax rate as a Trust and substantively enacted tax rate reductions contributed an increase of $0.81 per diluted unit in the first half of 2006 over the same period last year.

Precision had a solid second quarter in 2006 as sequential quarterly momentum associated with a backlog of customer demand from winter continued. During the second quarter of 2006, oil prices strengthened further and remained at a high level while natural gas prices continued to decline in the spot market due to concern over high North American inventory storage levels. Henry Hub natural gas spot prices ranged from a quarterly high of US$7.93 per Mmbtu to a low of US$5.77 per Mmbtu and closed at US$5.83 per Mmbtu on June 30, 2006. Conversely, the one-year forward price for North American natural gas has continued to trade within a narrow and healthy price range of approximately $8.00 to $9.00 on Canadian and U.S. exchanges throughout the second quarter. Some of Precision’s customers are adjusting their drilling programs to position for the relative near-term weakness in spot natural gas prices and strength in oil prices.

However, industry fundamentals remain strong. While there was a high emphasis on shallow gas drilling during the second quarter last year, Precision has experienced a more balanced utilization load on its equipment with a shift towards deeper natural gas, conventional oil and heavy oil production. The Canadian Association of Oilwell Drilling Contractors has decreased its 2006 industry well count forecast from 26,070 to 23, 827 wells and has increased its average drilling rig operating days per well assumption from 6.4 to 7.2 days. This results in a net increase of 3% in the forecast industry operating days for 2006 from 166,849 to 171,489 days.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and will sequentially gain momentum in the third and fourth quarters.

Growth Initiatives

Precision moved ahead on a number of growth initiatives during the second quarter of 2006: drilling operations in the United States commenced; the construction of new drilling rigs carried forward; customer commitments to build an additional two new drilling rigs for Canada were secured and Precision’s Completion and Production Services segment began to grow and expand its service offering.

The geographic expansion of Precision’s Contract Drilling Services segment to the United States is proceeding as planned. A Super Single® drilling rig has been deployed from Precision’s Canadian fleet and commenced drilling in Texas in late June. Plans to construct an additional ten of Precision’s Super Single® drilling rigs for the U.S. market is proceeding on schedule with delivery of the drilling rigs expected over the next nine to 24 months. Precision expects to have a fleet of 11 Super Single® drilling rigs operating in the United States by the end of the second quarter of 2008.

The Contract Drilling Services segment’s new drilling rig construction program for the Canadian market held firm at 18 rigs under construction as of June 30, 2006. During the second quarter two new rigs were put into service: a 4,000-metre AC electric light triple and a 3,000-metre Super Single®. Two additional new rigs are being built to meet long-term customer commitments: a 3,000-metre Super Single® and a 1,200-metre Super Single® Light. By the fourth quarter of 2007, Precision expects to have a fleet of 252 drilling rigs operating in Canada, up from the quarter end count of 234.

During the second quarter, the Completion and Production Services segment initiated various growth measures for the Canadian market. The service rig division secured a long-term customer commitment to construct two new slant service rigs for the heavy oil market. By the first quarter of 2007, Precision Well Servicing expects to be operating a fleet of 239 service rigs compared to a current fleet size of 237. The snubbing unit division initiated plans to construct four new stand alone units, of which two will be a rack and pinion design. By the third quarter of 2007, Live Well Service expects to be operating a snubbing fleet of 30 units. The segment also entered into a letter of intent to acquire a small privately held waste treatment business for oilfield camp and wellsite locations. The business will function as a new division within the Completion and Production Services segment.

Accordingly, the previously announced $430 million capital expenditure program has been increased by an estimated $50 million for an additional two drilling rigs, two service rigs, two snubbing units, new infrastructure, cost increases and the planned acquisition of a waste treatment business. The revised capital expenditure program is estimated to be $480 million, with $330 million to be incurred during 2006 and the remaining $150 million over the following 18 months. Sustaining capital expenditures to upgrade and maintain Precision’s existing equipment and infrastructure remain at an estimated $120 million and is included in the $330 million noted above. Upon completion of the expansion program in 2008, Precision expects to have increased its drilling rig fleet to 263, with 252 rigs operating in western Canada and 11 in the United States. This represents a 14% increase over the year end 2005 fleet total of 230 rigs.

Segment Review

Precision’s continuing operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing and rental divisions.

	Three months ended June 30,
(Stated in thousands of Canadian dollars)	2006	2005	% of Change
Operating earnings:(1)
Contract Drilling Services	$ 61,473	$ 29,143	110.9
Completion and Production Services	20,562	9,718	111.6
Corporate and Other	(7,492)	(14,356)	47.8
	$ 74,543	$ 24,505	204.2

	Six months ended June 30,
	2006	2005	% of Change
Operating earnings:(1)
Contract Drilling Services	$ 255,156	$ 158,790	60.7
Completion and Production Services	84,349	44,836	88.1
Corporate and Other	(19,053)	(26,101)	27.0
	$ 320,452	$ 177,525	80.5

(1) See footnote (1) on page 1.

Segment Review of Contract Drilling Services

	Three months ended June 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$ 156,133		$ 109,937
Expenses:
Operating	83,563	53.5	70,220	63.9
General and administrative	5,353	3.4	4,912	4.5
Depreciation	5,916	3.8	5,762	5.2
Foreign exchange	(172)	(0.1)	(100)	(0.1)
Operating earnings(1)	$ 61,473	39.4	$ 29,143	26.5

	2006	2005	% Change
Number of drilling rigs (end of period)	235	229	2.6
Drilling rig operating days	6,908	6,049	14.2
Drilling revenue per operating day ($/day)	$ 20,493	$ 16,578	23.6
Drilling statistics:(2)
Number of wells drilled	973	1,342	(27.5)
Average days per well	7.1	4.5	57.8
Number of metres drilled (000’s)	1,129	1,370	(17.6)
Average metres per well	1,160	1,021	13.6
(1) See footnote (1) on page 1. (2) Canadian operations only.

	Six months ended June 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$ 540,295		$ 390,274
Expenses:
Operating	251,978	46.6	202,411	51.9
General and administrative	13,923	2.6	11,135	2.8
Depreciation	19,442	3.6	17,993	4.6
Foreign exchange	(204)	-	(55)	-
Operating earnings(1)	$ 255,156	47.2	$ 158,790	40.7

	2006	2005	% Change
Number of drilling rigs (end of period)	235	229	2.6
Drilling rig operating days	23,602	20,048	17.7
Drilling revenue per operating day ($/day)	$ 20,771	$ 17,951	15.7
Drilling statistics:(2)
Number of wells drilled	3,275	3,504	(6.5)
Average days per well	7.2	5.7	26.3
Number of metres drilled (000’s)	3,944	3,936	0.2
Average metres per well	1,204	1,123	7.2

(1) See footnote (1) on page 1.
(2) Canadian operations only.

Revenue in the Contract Drilling Services segment increased by 42% to $156.1 million while operating earnings grew by 111% to $61.5 million in the second quarter of 2006 compared to the same period in 2005. Higher activity levels coupled with pricing strength drove the improved performance. Activity increases year over year were mainly due to June weather patterns being more typical and considerably drier than the prior year. Cold weather in late March extended the winter drilling season and allowed for deeper drilling rigs to carry over activity into spring break-up. This, along with a utilization increase during the month of June, accounted for the higher activity levels and resulted in the increased usage of Precision’s equipment. In Canada, industry drilling rig operating days increased by approximately 19% to 25,175, industry wells drilled on a rig release basis decreased by 22% to 3,094 wells and the available rig count increased by 7% to approximately 784. For Precision, drilling rig operating days in the second quarter of 2006 increased by 14% over the same period in 2005.

Leveraging from the momentum established in the first quarter of 2006, the demand for Contract Drilling Services during the second quarter remained strong. Drilling rig operating days during the second quarter of 2006 were 6,908 compared to 6,049 in 2005, an increase of 859 days. Included in these figures are eight operating days for the initial spud of the Super Single® rig relocated to the United States to initiate Precision’s strategic expansion into that market. In Canada, Precision’s activity in the deep depth-rated triple style of rig was 50% higher than the prior year. This had a significant influence on the average operating days per well which increased 58% to 7.1 days for the second quarter of 2006 compared to 4.5 days in 2005. The camp and catering division achieved a second quarter record for activity with a 108% improvement in camp days over the prior year. Precision’s camp and catering division continues to benefit from accommodation shortages created by an active oilfield industry and general economic expansion in western Canada.

Given the higher revenue levels, operating expenses were lower as a percent of revenue despite crew wage rate increases and associated personnel costs. Operating expenses declined from 64% of revenue in the second quarter of 2005 to 54% in 2006. Consistent with prior quarters, equipment repair and maintenance expenses were lower on a per day basis as costs were spread over a higher activity level as compared to prior year periods. In terms of planned major repair expenses, some costs have been deferred to the third quarter due to a shortage of maintenance infrastructure. The general wage rate increase of approximately 7% that went into effect October 1, 2005 was the primary factor in daily cost increases for the current quarter. These costs were offset partially in the quarter by an incremental cost recovery of $3.6 million for certain employee benefit costs. In addition the operational support rendered by Precision’s consumable supply and manufacturing and repair divisions also provided unique capabilities in the control of service delivery, priority setting and the pace of industry cost escalations.

Segment Review of Completion and Production Services

	Three months ended June 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$ 70,291		$ 50,987
Expenses:
Operating	41,303	58.7	34,389	67.4
General and administrative	2,902	4.1	2,351	4.6
Depreciation	5,530	7.9	4,526	8.9
Foreign exchange	(6)	-	3	-
Operating earnings(1)	$ 20,562	29.3	$ 9,718	19.1

	2006	2005	% Change
Number of service rigs (end of period)	237	239	(0.8)
Service rig operating hours	81,026	72,814	11.3
Service revenue per operating hour ($/hour)	$ 658	$ 530	24.2

	Six months ended June 30,
		% of		% of
(Stated in thousands of Canadian dollars, except where indicated)	2006	Revenue	2005	Revenue
Revenue	$ 226,929		$ 159,251
Expenses:
Operating	119,933	52.8	96,925	60.9
General and administrative	6,817	3.0	5,174	3.2
Depreciation	15,816	7.0	12,312	7.7
Foreign exchange	14	-	4	-
Operating earnings(1)	$ 84,349	37.2	$ 44,836	28.2

	2006	2005	% Change
Number of service rigs (end of period)	237	239	(0.8)
Service rig operating hours	246,617	212,488	16.1
Service revenue per operating hour ($/hour)	$ 708	$ 576	22.9
(1) See footnote (1) on page 1.

Revenue in the Completion and Production Services segment increased by 38% to $70.3 million while operating earnings grew by 112% to $20.6 million in the second quarter of 2006 as compared to the same period in 2005. Pricing strength in all divisions contributed to revenue increases, year over year, of 38%, 35% and 41% in the service rig, rental and snubbing divisions, respectively.

Demand for Completion and Production Services was strong. Service rig operating hours during the second quarter of 2006 were 81,026 compared to 72,814 in 2005, an increase of 8,212 hours or 11% over the prior year. The improvement was a result of continued strong oil pricing and heavy oil differentials creating high activity levels in Saskatchewan and the Lloydminster area, along with service work on traditional spring production maintenance. Demand for rental equipment remained unprecedented as equipment was not being returned to the yards and stayed in the field awaiting the resumption of work as road bans were lifted. For Precision’s snubbing division, activity was marginally lower during the quarter due to fewer operating hours in the southern Alberta shallow gas market.

Consistent with financial trends in the Contract Drilling Services segment, operating costs as a percent of revenue decreased from 67% in the second quarter of 2005 to 59% in 2006. Equipment repair and maintenance expenses were lower on a per hour basis as scheduled costs were spread over a higher activity level relative to the prior year. The general wage rate increase of approximately 7% that went into effect October 1, 2005 was the primary factor in hourly cost increases for the current quarter. The segment also benefited from an incremental cost recovery of $1.3 million for certain employee benefit costs.

Segment Review of Corporate and Other
Corporate and other expenses decreased by 48% to $7.5 million in the second quarter of 2006 as compared to $14.4 million in the same period of 2005. The recovery of certain liability provisions expensed in prior periods combined with gains generated on the disposal of redundant corporate assets and the gradual realization of lower overhead costs as Precision adjusted for the 2005 business divestitures were the main reasons for this decrease.

Other Items
Interest expense of $1.7 million declined by $9.1 million in 2006 compared to the second quarter of 2005, and is attributable to lower debt levels realized from the redemption of debentures in October 2005.

Before the non-recurring tax recovery for substantively enacted Canadian federal and provincial tax rate reductions during the second quarter, the Trust’s effective income tax rate on second quarter earnings from continuing operations before income taxes was 8% in 2006 compared to 32% in 2005. The decrease in the tax rate was primarily a result of the conversion to an income trust which had the effect of shifting all or a portion of the income tax burden of the Trust to its unitholders.

Liquidity and Capital Resources
The Trust’s liquidity and solvency position remained strong as working capital exceeded long-term debt and other liabilities by $83.7 million at June 30, 2006 as compared to $55.9 million at December 31, 2005. The improvement during the first half of 2006 was attributable to record activity levels resulting in funds generated from operations of $335.2 million which were partially offset by net capital spending of $89.0 million and Trust distributions paid of $211.0 million. Long-term debt decreased by $51.8 million from $96.8 million at December 31, 2005 to $45.0 million at June 30, 2006 for a long-term debt to long-term debt plus equity ratio of 0.04. A distribution reinvestment plan was implemented during the second quarter of 2006, resulting in cash receipts of $1.7 million.

Capital spending for the first six months of 2006 was $110.3 million, with $70.9 million attributable to expenditures to grow and expand Precision’s underlying asset base and $39.4 million to sustain and upgrade existing property, plant and equipment. Proceeds from the disposal of property, plant and equipment amounted to $21.3 million.

In its second full quarter as an income trust, Precision declared a monthly per unit distribution to unitholders of $0.27 for April and $0.31 for May and June for aggregate cash distributions declared of $111.7 million or $0.89 per unit. Distributions are paid in the month following declaration and as a result, the actual cash payments for the second quarter of 2006 were $106.6 million.

With Precision Drilling Corporation’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unitholders. Pursuant to the Trust Indenture, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including: Precision’s financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and the number of trust units outstanding.

During the month of July 2006 an additional 31,952 Trust units were issued through the distribution reinvestment plan.

Quarterly Financial Summary

(Stated in thousands of Canadian dollars except per unit/share amounts, which are presented on a diluted basis)
	2005		2006
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$300,016	$427,861	$536,408	$223,569
Operating earnings(1)	111,956	175,897	245,909	74,543
Earnings from continuing operations	2,382	120,877	224,183	73,274
Per unit/share	0.02	0.96	1.79	0.70
Net earnings	1,382,648	83,546	224,183	88,303
Per unit/share	11.0	0.66	1.79	0.70
Funds provided by (used in) continuing operations(2)	(54,747)	114,687	249,668	82,730
Distributions to unitholders - declared	$-	$70,510	$101,623	$111,681

	2004		2005
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$218,023	$313,978	$383,407	$157,895
Operating earnings(1)	61,799	113,879	153,020	24,505
Earnings from continuing operations	36,995	60,582	88,281	9,308
Per unit/share	0.31	0.49	0.71	0.07
Net earnings	42,707	88,183	138,518	25,851
Per unit/share	0.36	0.71	1.11	0.21
Funds provided by continuing operations(2)	56,477	114,628	122,075	27,973
Distributions to unitholders - declared	$-	$-	$-	$-

(1) See footnote (1) on page 1.
(2) See footnote (2) on page 1.

Cautionary Statement Regarding Forward-Looking Information and Statements
Certain statements contained in this interim report, including statements related to Precision’s planned capital expenditures, planned expansion into the U.S., projected growth of Completion and Production Services, projected size of 2008 drilling rig fleet and planned acquisition of an oilfield camp waste treatment business and statements that may contain words such as “could”, “should”, “can” ,“anticipates”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements as to seasonal weather conditions affecting the Canadian oil and natural gas industry and the demand for the Trust’s services.

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Trust.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

UNITHOLDER INFORMATION

Stock Exchange Listings
Units of Precision Drilling Trust are listed on the
Toronto Stock Exchange under the trading symbol
PD.UN and in U.S. dollars PD.U, and on the New
York Stock Exchange under the trading symbol
PDS.

Q2 2006 Trading Profile
Toronto (TSX: PD.UN)
High: $43.40
Low: $33.19
Close: $37.10
Volume traded: 41,069,038

Toronto (TSX: PD.U)
High: US$37.06
Low: US$29.63
Close: US$33.02
Volume traded: 63,916

New York (NYSE: PDS)
High: US$38.20
Low: US$29.74
Close: US$33.20
Volume traded: 30,823,000

Transfer Agent and Registrar
Computershare Trust Company of Canada
Calgary, Alberta

Transfer Point
Computershare Trust Company, Inc.
New York, New York

Account Questions
Our Transfer Agent can help you with a variety of
Unitholder related services, including:
• change of address
• lost unit certificates
• transfer of units to another person
• estate settlement
• enrollment in Distribution Reinvestment Plan

You can contact our Transfer Agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
Telephone: 1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: caregistryinfo@computershare.com

Online Information
To receive our news releases by email or to view
this interim report, please visit our website at
www.precisiondrilling.com and refer to the
Investor Relations section. Additional information
relating to the Trust, including the Annual
Information Form, Annual Report and Management
Information Circular has been filed with SEDAR and
is available at www.sedar.com.

Estimated Release Date for Financial Results
2006 Third Quarter - October 26, 2006

CORPORATE INFORMATION

Head Office
Precision Drilling Trust
4200, 150 - 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

Trustees
Robert J. S. Gibson
Patrick M. Murray
H. Garth Wiggins

Directors
W.C. (Mickey) Dunn
Brian A. Felesky, CM,Q.C.
Robert J. S. Gibson
Patrick M. Murray
Frederick W. Pheasey
Robert L. Phillips
Hank B. Swartout
H. Garth Wiggins

Officers
Hank B. Swartout
Chairman of the Board and
Chief Executive Officer

Gene C. Stahl
President and Chief Operating Officer

Doug J. Strong
Chief Financial Officer

Darren J. Ruhr
Vice President, Corporate Services and
Corporate Secretary

Lead Bank
Royal Bank of Canada
Calgary, Alberta

Auditor
KPMG LLP
Calgary, Alberta